A special meeting of the fund's shareholders was held on July 18, 2007. The results of votes taken among shareholders on the proposal before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL 8

To approve an amended management contract that includes adding a performance adjustment component to the management fee for Fidelity Advisor Strategic Growth Fund, and giving the Trustees the authority to change the fund's performance adjustment index going forward, without a shareholder vote, subject to applicable law.

	# of Votes	% of Votes
Affirmative	10,866,477.44	78.375
Against	2,241,968.83	16.171
Abstain	756,247.69	5.454
TOTAL	13,864,693.96	100.000